SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008
Commission File Number 001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

EXPLANATORY NOTE

We are amending the current Report on Form 6-K that we filed with the Securities and Exchange Commission on May 30, 2008, to indicate that the price per share to be paid by DBSI Investments Ltd. (“DBSI”) will be higher by 10% than as described in the Notice of Annual Shareholders to be held July 10, 2008. The total consideration to be received by the Company remains the same as described in the original Notice of Annual Shareholders Meeting, which is $1,000,000.

Accordingly Proposal #6 to the Notice of Annual Meeting of Shareholders shall be revised in its entirety to read as follows:

PROPOSAL 6

TO ISSUE TO DBSI INVESTMENTS LTD. ("DBSI"), BY WAY OF A PRIVATE
PLACEMENT WHOSE OBJECTIVE IS TO PROVIDE DBSI WITH A
CONTROLLING PARCEL IN THE COMPANY, ORDINARY SHARES OF THE
COMPANY, AT A PRICE PER SHARE EQUAL TO THE AVERAGE CLOSING
PRICE OF THE COMPANY'S SHARE ON THE NASDAQ CAPITAL MARKET, AS
OF MAY 27, 2008, THE DATE OF APPROVAL OF SUCH ISSUANCE BY THE
BOARD OF DIRECTORS OF THE COMPANY UNTIL THE DATE OF THE
MEETING PLUS 10%, FOR A TOTAL CONSIDERATION OF $1,000,000

In accordance with the Israeli Companies Law a shareholder shall not purchase shares of a public company as a result of which a shareholder shall become the holder of a controlling parcel, if there is no other shareholder holding a controlling parcel in such company, except as provided for under the Companies Law. A controlling parcel is defined as shares which entitle the holder thereof to twenty five percent or more of the total voting rights in a General Meeting.

Currently there is no shareholder which holds a controlling parcel in the Company. In accordance with Israeli law a shareholder may purchase shares from the Company, by way of a private issuance, which shall result in such shareholder holding a controlling parcel, provided such issuance has been approved by the General Meeting as a private issuance whose objective is to provide such shareholder with a controlling parcel.

In compliance with the law, our board of directors will present the following resolution at the meeting:

        “RESOLVED to issue to DBSI Investments Ltd. (“DBSI”), by way of a private placement whose objective is to provide DBSI with a controlling parcel in the Company, Ordinary Shares of the Company, at a price per share equal to the average closing price of the Company’s share on the Nasdaq Capital Market, as of May 27, 2008, the date of approval of such issuance by the Board of Directors of the Company until the date of the Meeting plus 10%, for a total consideration of $1,000,000.”

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the issuance to DBSI by way of a private placement whose objective is to provide DBSI with a controlling parcel in the Company, Ordinary Shares of the Company, at a price per share equal to the average closing price of the Company’s share on the Nasdaq Capital Market, as of May 27, 2008, the date of approval of such issuance by the Board of Directors of the Company until the date of the Meeting plus 10%, for a total consideration of $1,000,000.

        Our board of directors recommends a vote FOR the issuance of shares to DBSI.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution to issue shares to DBSI provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

The above resolution was approved by the Audit Committee and the Board of Directors of the Company, in their meetings held May 27, 2008.

Other than as described above, this Form 6-K/A does not amend or update the Form 6-K that we filed on May 30, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: July 2, 2008